SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Deploys WiFi Networks in 5 of the Israeli Clalit Health Fund's Hospitals dated July 28, 2008.





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                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Deploys WiFi Networks in 5 of the
Israeli Clalit Health Fund's Hospitals

Monday July 28, 2:00 am ET

Extensive Project Valued at Several Million Shekels

PETACH TIKVA, Israel, July 28 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global Market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that it has completed an extensive WiFi infrastructure project valued at several million shekels for Israel's Clalit Healthcare system. Having won a highly competitive tender process, 012 Smile planned and deployed hospital-wide wireless Internet access networks for five of Clalit's hospitals: the Rabin (Beilinson) Medical Center in Petach Tikva, the Schneider Children's Medical Center in Petach Tikva, the Yoseftal Medical Center in Eilat, the Lowenstein Hospital Rehabilitation Center in Ra'anana, and the Carmel Medical Center in Haifa. Having installed these networks, 012 Smile is now providing comprehensive 24x7 support services to assure a positive experience for Clalit hospitals' patients, visitors and staff.

"We are proud to have been chosen by Israel's largest healthcare fund to carry out this complex and high-profile project," said Mr. Yaron Steinberg, VP Commercial Sector of 012 Smile.Communications. "Over the past few years, we have emerged as the clear leader in Israel's WiFi space, as demonstrated by our track record with some of the country's most ambitious WiFi projects: the Ben Gurion and Eilat airports, the Dizengoff Center, Rishon Letzion's pedestrian mall, 130 branches of the Yellow convenience store chain, a number of leading hotels, and many others."

To manage the extensive Clalit WiFi system, 012 Smile deployed a state-of-the-art Central Management system (SSG) at a cost of several hundred thousand dollars. This system maximizes the 012 Smile's ability to offer "smart" solutions able to address the continuously changing needs of public wireless Internet access users.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                 (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  July 29, 2008